Exhibit 20

SEQUA NEWS RELEASE

Contact: Linda Kyriakou

GenCorp’s Aerojet Subsidiary to Acquire Atlantic Research Propulsion from Sequa

New York, May 5 --GenCorp Inc. (NYSE:GY) and Sequa Corporation (NYSE: SQAA) announced today that GenCorp’s Aerojet-General Corporation subsidiary (Aerojet) has signed an agreement to acquire substantially all of the assets related to the propulsion business of Sequa’s Atlantic Research Corporation subsidiary (ARC), as well as the shares of ARC UK Limited.  Aerojet will also enter into a long-term agreement to provide propellant to ARC Automotive, Sequa’s automotive airbag inflator operation.  The airbag inflator business is not included in the sale to Aerojet.

The purchase price of approximately $133 million in cash is expected to be financed primarily with the issuance of new debt securities.  The ARC propulsion business had sales of approximately $150 million for 2002.  The transaction is expected to close in the summer, subject to receipt of standard regulatory and certain other government and lender approvals.

ARC is a leading developer and manufacturer of advanced solid rocket propulsion systems, gas generators and auxiliary rocket motors for both space and defense applications.  With the acquisition, Aerojet will become the second leading provider in the $1.3 billion domestic solid propulsion marketplace and a market leader in the tactical missile propulsion segment of that market.

Headquartered and with operations in Gainesville, Virginia, ARC’s propulsion and defense business also has facilities in Orange County, Virginia; Camden, Arkansas; Vernon, California; Niagara, New York; Clearfield, Utah and the United Kingdom.  After the acquisition, ARC facilities will operate as integrated components of Aerojet.  The ARC propulsion business has approximately 900 employees.

“One of our stated strategies has been to invest in and grow our space and defense business,” said Terry Hall, president and CEO of GenCorp.  “This acquisition, together with our 2002 acquisition of General Dynamics’ Space Propulsion business, effectively doubles the size of  Aerojet, with programs and products which are largely complementary to our existing capabilities.”  “We have tremendous respect for ARC’s people,” said Mike Martin, president of Aerojet.  "Combining the two businesses will allow us to offer customers a broader range of technically innovative solutions at competitive prices.  We will be well positioned to capture future growth opportunities in all solid propulsion applications, including precision-strike systems, hypersonics and missile defense."

            “Since we acquired Atlantic Research in 1987,” said Norman E. Alexander, chairman and chief executive officer of Sequa Corporation, “we have continued ARC’s long tradition of technical advances in rocket propulsion, even as we expanded into the commercial market for automotive airbag inflators – a field where we hold a strong and growing position.”

John J. Quicke, president and chief operating officer of Sequa, added, “For ARC, affiliation with Aerojet will provide important new opportunities to build on its tradition of innovation and technical excellence, with added advantage to the nation’s interests.  For Sequa, proceeds from the transaction will contribute to our objective of strengthening our financial condition.”

Wachovia Securities acted as financial advisor to GenCorp for this transaction.

              Aerojet, headquartered in Sacramento, California, is a world-recognized aerospace and defense leader principally serving the missile and space propulsion, and defense and armaments markets. GenCorp Inc. is a technology-based manufacturer with operations in the aerospace and defense, pharmaceutical fine chemicals and automotive industries.  For more information, please visit http://www.aerojet.com and http://www.gencorp.com.

Sequa’s ARC Propulsion business is a leading developer and producer of rocket motors, principally for tactical weapons, and a supplier of gas generators for large strategic missiles and liquid fuel rocket engines for space and satellite applications.  ARC Automotive manufactures inflators for automotive airbags, including compact inflators for driver- and passenger-side airbags and inflators for side-impact and curtain models.

Sequa Corporation’s other principal interests are in the fields of aerospace, metal coating, specialty chemicals, can machinery, industrial equipment, automotive products, and men's formalwear.  For more information, please visit www.sequa.com and www.atlanticresearchcorp.com.

5/5/03

Note:  This press release may include forward-looking statements that are subject to risks and uncertainties.  A number of factors, including political, currency, regulatory and competitive and technological developments, could result in material differences between actual results and those outlined in any forward looking statements.  For additional information, see the comments included in Sequa=s filings with the Securities and Exchange Commission.